Exhibit 9.1

SteadyMed and Cardiome Enter into a License Agreement for the Commercialization Rights to Trevyent® Outside the U.S.

SAN RAMON, CA and VANCOUVER, June 29, 2015 /CNW/ - SteadyMed Ltd. (Nasdaq: STDY), a specialty pharmaceutical company focused on the development of drug products to treat orphan and high value diseases with unmet parenteral delivery needs, and Cardiome Pharma Corp. (Nasdaq: CRME, TSX: COM) today announced an exclusive license and supply agreement for Cardiome to commercialize Trevyent® in certain regions outside the U.S. if Trevyent is approved for the treatment of pulmonary arterial hypertension, or PAH, in such regions. Under the license agreement, SteadyMed will receive $12.25 million in connection with regulatory and sales milestones, including an upfront payment of $3 million. In addition, Cardiome has agreed to pay to SteadyMed a transfer price on finished goods and a scaling double-digit royalty on future Trevyent sales. The exclusive agreement includes Europe, Canada and the Middle East.

"SteadyMed has been searching for the ideal partner for ex-U.S. commercialization of Trevyent that has a track record of selling parenteral therapeutics to cardiologists, an excellent regulatory infrastructure, a commercial organization with operations in major European markets and a passion to sell – we found this in Cardiome," said Jonathan M. N. Rigby, President and Chief Executive Officer of SteadyMed. "In addition, Cardiome has an extensive network of specialty pharmaceutical product distributors in many global markets that will be key contributors to the future success of Trevyent, which if approved is an exciting new potential treatment for PAH. We believe this agreement will help to ensure that Trevyent, if approved, will be available to the patients who need a ready to use and easier to administer alternative product to treat this serious and debilitating condition."

"We believe that Trevyent will complement our current portfolio of cardiovascular products and will broaden our franchise of specialty products into additional treatment centers and physician specialties," stated William Hunter, M.D., CEO of Cardiome. "We look forward to working with SteadyMed as we jointly prepare for submission of the request for regulatory approvals for Trevyent beginning in 2016.  We are thrilled to have the opportunity to promote this new and exciting product candidate."

About Pulmonary Arterial Hypertension

Pulmonary arterial hypertension (PAH) is a type of high blood pressure that occurs in the right side of the heart and in the arteries that supply blood to the lungs. PAH worsens over time and is life-threatening because the pressure in a patient's pulmonary arteries rises to dangerously high levels, putting a strain on the heart. There is no cure for PAH, but several medications are available to treat symptoms such as the market-leading prostacyclin PAH therapy, Remodulin® (treprostinil sodium), which is produced by United Therapeutics Corporation. The annual cost of Remodulin is reported to be between approximately $125,000 and $175,000 per patient and United Therapeutics reported Remodulin revenues of $554 million in 2014.

About SteadyMed

SteadyMed Ltd. is a specialty pharmaceutical company focused on the development of drug products to treat orphan and high value diseases with unmet parenteral delivery needs. The company's lead drug product candidate is Trevyent, a development stage drug product that combines SteadyMed's PatchPump technology with treprostinil, a vasodilatory prostacyclin analogue to treat pulmonary arterial hypertension. PatchPump is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture. SteadyMed has offices in San Ramon, California and Rehovot, Israel. For additional information about SteadyMed please visit www.steadymed.com.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements concerning the ability of SteadyMed to advance its development-stage product candidates, including Trevyent. Forward-looking statements reflect the company's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause actual results to differ materially. Risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome. The risks, uncertainties and assumptions referred to above are discussed in detail in SteadyMed's reports filed with the Securities and Exchange Commission, including our most recent Quarterly Report on Form 10-Q filed on May 14, 2015. SteadyMed does not undertake to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date hereof except as may be required by law.

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information: Contacts for SteadyMed: Marylyn Rigby, Director, Investor Relations and Marketing, 925-272-4999, mrigby@steadymed.com; Contact for Cardiome: David Dean, Cardiome Investor Relations, (604) 677-6905 ext. 311 or Toll Free: 1-800-330-9928, ddean@cardiome.com; Robert H. Uhl, Managing Director, Westwicke Partners, 858-356-5932, robert.uhl@westwicke.com

CO: Cardiome Pharma Corp.

CNW 12:00e 29-JUN-15